UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Investor Relations TELEVISA ANNOUNCES ADOLFO LAGOS TO HEAD TELECOM DIVISION No. RI003

MEXICO CITY, Feb 21, 2013 – Grupo Televisa S.A.B. (“Televisa”) announced today that Adolfo Lagos will join Televisa as Vice President of Telecommunications. In this newly established position, Mr. Lagos will oversee the continued growth and strategic expansion of Televisa’s Cable and Telecommunications division, comprised of Televisa´s cable companies and Bestel. He will report directly to Mr. Alfonso de Angoitia, Executive Vice President of Televisa.

Televisa’s Cable and Telecommunications division provides video, broadband, and voice services, as well as wholesale telecom services, to business and institutional clients through a network of nearly 50,000 miles of optical fiber and coaxial cable across Mexico, including 35,000 miles from its cable companies. The telecom division concluded the third quarter of 2012 with 2.3 million video subscribers, 1.2 million broadband subscribers, and 730,000 voice subscribers.

Mr. Lagos comes to Televisa with 40 years of experience in operations, technology, management, retail, and restructuring. Most recently, he was Senior Executive Vice President and Head of the Global Wholesale Banking Division at Banco Santander, based in Madrid, Spain. Prior to that he was Chief Executive Officer of Grupo Financiero Serfin, Mexico´s third largest bank and the predecessor to Banco Santader in Mexico, where he led the succesful restructuring of the group. He started his career in Grupo Financiero Bancomer where he spent 23 years, the last three as Executive Vice President of its Consumer Banking Division. He holds a BS degree in Industrial Management from the MIT and an MS in Operations Research from Stanford University.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer. This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 22, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel